

December 26, 2013

Via E-mail
Carlos Pedro Aguilar Mendez
Chief Financial Officer
Grupo TMM, S.A.B.
Avenida de la Cuspide, No. 4755
Colonia Parques del Pedregal
14010 Mexico City, D.F., Mexico

> **Re: Grupo TMM, S.A.B.**
> **Form 20-F for Fiscal Year Ended December 31, 2012**
> **Filed May 15, 2013**
> **File No. 333-14194**

Dear Mr. Mendez:

We have reviewed your filings and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing the requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 3. Key Information

Selected Financial Data, page 2

1. Each table indicates that the amounts (except per share data) are in millions of dollars ($). However, based on the financial statements presented in the filing it appears the amounts here are in millions of pesos (Ps). Please clarify and revise as appropriate.

2. Please quantify each of the items indicated in note (a) on page 3 to the selected consolidated financial data table on page 3.

3. Refer to note (b) on page 4 to the table on page 3. Please explain to us what the note is trying to convey, as the presentation in the table appears to conform to the presentation in the statements of operations.

Operating and Financial Review and Prospects, page 40

4. In a risk factor on page 8 you disclose that under Mexican law when a company has accumulated losses in excess of two-thirds of its capital stock, any third party with legal interest may request the corresponding judicial authorities to declare the dissolution of the company. Please expand upon this process and your assessment of the possibility of this occurring, including any communications by third parties in regard to this potential.

Operating Results, page 42

Income on Transportation, page 43

5. You define "operating income" on page 43 as income on transportation plus/minus the effects of other income (expenses) as presented in the financial statements. However, it appears that you use the terms "income (loss) on transportation" and "operating income (loss)" interchangeably. Refer to pages 43, 44 and 47 for examples. You also present the measure "income (loss) on transportation" in note 21 for your segments. Please revise your disclosure for consistent use of these terms.

6. With respect to your analysis of segment results, please include a discussion of the components within "other expenses, net" in arriving at "operating income" attributable to each segment that materially affects the results of the segment.

Contractual Obligations, page 66

7. Since interest expense is material to you, we believe you should include scheduled and/or expected interest payments in this table. Where interest rates are variable and unknown, you may use your judgment to determine whether to include such estimates. If you elect to include estimates, you may determine the appropriate methodology to estimate the interest payments, with disclosure of the methodology used in your estimate. If you continue to exclude interest payments from the table, please disclose the significant contractual terms of the debt and any other information that is material to an understanding of these future cash flows.

Consolidated statements of financial position, page F-5

8. You present "restricted cash" as a current asset. However, from disclosures in the notes to the financial statements it appears that the restricted cash is associated with noncurrent obligations. Please explain to us the basis for your presentation. Refer to paragraph 66 of IAS 1.

Notes to the consolidated financial statements

Note 3. Summary of significant accounting policies

c. Translation of foreign currency, page F-18

9. In the fourth bullet within this note and also on page 49, you refer to a "conversion" balance. However, the financial statements refer to "translation" balance. It appears that the conversion balance was intended to present the effects of the change in your functional currency that was implemented on January 1, 2012. Please clarify for us and disclose the substance of these two balances, how they are similar or differ, and the respective amounts for each. In this regard, clarify whether the conversion balance referred to in note 3(w) on page F-24 is intended to encompass the effect on prior year balances of the change in the operating currency for the entire company that was effected on January 1, 2012

10. You disclose that you decided to change your operating currency and reporting from US dollars to Mexican pesos as of January 1, 2012 as a result of changes in the economic environment and your operations. Please explain to us the changes in the underlying transactions, events, and conditions that occurred in the economic environment and why the changes occurred to substantiate the change in your functional currency. In this regard, we note that you disclosed in your Form 20-F for fiscal 2011 that the US dollar was the primary operating currency in which a significant portion of your assets and liabilities arose and/or are listed, and that in the current year filing you state it is the Mexican peso for this purpose. Please reconcile for us these two statements as part of your response. Refer to paragraph 13 of IAS 21.

11. You refer to the Mexican peso as the company's "operating currency." This term does not appear to be defined in IAS 21. If "operating currency" is intended to refer to "functional currency" as specified in IAS 21, please conform your disclosure accordingly.

Note 12. Financing, page F-31

12. The sum of the interest expense incurred on bank loans disclosed in this note and the interest expense incurred for the trust certificates disclosed in note 14 is less than the amount of interest expense reported on the statement of operations. Please explain to us and disclose the reason for the difference.

13. In the table presented on page F-37, interest payable on long term debt is included in current liabilities on the statements of financial position. Please explain to us why this interest payable is not included in current liabilities as an amount due within 12 months of the applicable balance sheet date.

Note 14. Trust certificates program, page F-38

14. In the table on page F-39 you present a line for "capitalization of interest." Please explain to us and disclose the reason why interest is being capitalized and the basis for capitalization.

Note 21. Financial information by segment, page F-46

15. It appears that the results of the "Ports and terminals" division as reported on page F-46 is a loss of $3,783 for fiscal 2012. Please revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief